SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

ADAPTHEALTH CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102	Page 2

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,647,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,647,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,647,353
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 40,296,166 shares of Class A Common Stock (as defined in Item 1) outstanding as of November 8, 2019, as reported on Form 8-K (as defined in Item 5).

CUSIP No. 00653Q102	Page 3

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,804,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,804,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,585
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 40,296,166 shares of Class A Common Stock outstanding as of November 8, 2019, as reported on Form 8-K.

CUSIP No. 00653Q102	Page 4

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,115,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,115,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 40,296,166 shares of Class A Common Stock outstanding as of November 8, 2019, as reported on Form 8-K.

CUSIP No. 00653Q102	Page 5

1	NAMES OF REPORTING PERSONS BMSB L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,115,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,115,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 40,296,166 shares of Class A Common Stock outstanding as of November 8, 2019, as reported on Form 8-K.

CUSIP No. 00653Q102	Page 6

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,613

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 40,296,166 shares of Class A Common Stock outstanding as of November 8, 2019, as reported on Form 8-K.

CUSIP No. 00653Q102	Page 7

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,613

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 40,296,166 shares of Class A Common Stock outstanding as of November 8, 2019, as reported on Form 8-K.

CUSIP No. 00653Q102	Page 8

Item 1. Security of the Issuer.

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AdaptHealth Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 220 West Germantown Pike, Suite 250, Plymouth Meeting, Pennsylvania 19462.

Item 2. Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

(i)	BMSB L.P., a Delaware limited partnership (“BMSB”), with respect to the Class A Common Stock directly owned by it;

(ii)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMSB GP”), with respect to the Class A Common Stock directly owned by BMSB;

(iii)

BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership (“BMFV” and, together with BMSB, the “BlueMountain Funds”), with respect to the Class A Common Stock directly owned by it;

(iv)	BlueMountain Foinaven GP, LLC, a Delaware limited liability company (“BMFV GP” and, together with BMSB GP, the “General Partners”), with respect to the Class A Common Stock directly owned by BMFV;

(v)

BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each General Partner, with respect to the Class A Common Stock directly owned by each BlueMountain Fund; and

(vi)

BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), with respect to the Class A Common Stock directly owned by it and with respect to the Class A Common Stock directly owned by the BlueMountain Funds and over which BMCM has investment discretion.

The principal business of: (i) each BlueMountain Fund is to serve as a private investment fund; (ii) each General Partner is to serve as the general partner of the applicable BlueMountain Fund; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, certain private investment funds including the BlueMountain Funds.

The executive officers, directors and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of GP Holdings; Manager of BMSB GP

Stephen Siderow	Co-President of the Investment Manager; Co-President of GP Holdings

Michael Liberman	Chief Operating Officer and Co-President of the Investment Manager; Chief Operating Officer and Co-President of GP Holdings

Alan Gerstein	Manager of BMSB GP; Manager of BMFV GP

Elizabeth Gile	Manager of BMSB GP

Gary Linford	Manager of BMSB GP; Manager of BMFV GP

Mark Shapiro	Manager of BMSB GP; Manager of BMFV GP

The business address of BMFV is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMSB, each General Partner, GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Siderow, Mr. Liberman, Mr. Gerstein, Ms. Gile and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands.

CUSIP No. 00653Q102	Page 9

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldstein, Mr. Siderow, Mr. Liberman, Mr. Gerstein, Ms. Gile and Mr. Shapiro are each U.S. citizens. Mr. Linford is a South African citizen.

Item 3. Source and Amount of Funds or Other Consideration

On November 8, 2019, the Issuer consummated the Business Combination (as defined in Item 6) (the “Closing”) pursuant to the Merger Agreement (as defined in Item 6). In connection with the Closing, certain equity interests held by the Reporting Persons in the BM Blocker (as defined in Item 6) were converted into the shares of Class A Common Stock reported in this Schedule 13D.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A Common Stock for investment purposes. The Reporting Persons acquired the Class A Common Stock over which they exercise beneficial ownership in the belief that the Class A Common Stock represents an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 40,296,166 shares of Class A Common Stock outstanding as of November 8, 2019, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 14, 2019 (“Form 8-K”). The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing. BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by the BlueMountain Funds.

None of the Reporting Persons beneficially own any other shares of Class A Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Class A Common Stock were effected by any of the Reporting Persons.

CUSIP No. 00653Q102	Page 10

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Certain of the Reporting Persons are a party to the following contracts with respect to the securities of the Issuer:

(i) Merger Agreement

On July 8, 2019, the Issuer entered into a Merger Agreement (the “Merger Agreement”) with BMSB, BMFV and the other parties identified therein pursuant to which Issuer acquired 56% of the economic and voting interests of AdaptHealth Holdings LLC, a Delaware limited liability company (“AdaptHealth Holdings”), pursuant to a series of transactions (collectively, the “Business Combination”), including: (i) the merger of each of BM AH Holdings, LLC, a Delaware limited liability company (the “BM Blocker”) and Access Point Medical, Inc., a Delaware corporation (the “A Blocker” and, together with the BM Blocker, the “Blockers”), with and into the Issuer, with the Issuer surviving; (ii) the merger of DFB Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), with and into AdaptHealth Holdings, with AdaptHealth Holdings surviving; and (iii) the contribution by the Issuer to AdaptHealth Holdings of all its available funds (other than cash used to pay certain transaction expenses of the Issuer) in exchange for equity interests in AdaptHealth Holdings.

In connection with the Closing, the Issuer changed its name from “DFB Healthcare Acquisitions Corp.” to “AdaptHealth Corp.”

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1 to the Merger Agreement dated as of October 15, 2019 by and among the parties identified therein, which are filed as Exhibit 2.1 and Exhibit 2.2, respectively, to Form 8-K and are incorporated herein by reference.

(ii) Registration Rights Agreement

On November 8, 2019, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with BMSB, BMFV and the other parties identified therein. The Registration Rights Agreement amended, restated and replaced a prior registration rights agreement pursuant to which the Issuer, among other things, agreed to register for resale (i) shares of Class A Common Stock issuable (a) pursuant to existing contractual obligations or (b) upon the future exercise of private placement warrants or the future exchange of common units representing limited liability company interests in AdaptHealth Holdings from and after the Closing pursuant to certain contractual obligations, and (ii) shares of the Issuer’s Class B Common Stock, par value $0.0001 per share, in each case held at the Closing (collectively, “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Issuer is obligated to file a shelf registration statement registering the resale of all of the Registrable Securities. In addition, subject to certain requirements and customary conditions, the equityholders that are party thereto (the “Equityholders”) may demand, at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of the Class A Common Stock held by the Equityholders. The Registration Rights Agreement also provides the Equityholders with “piggy-back” registration rights, subject to certain requirements and customary conditions. Under certain circumstances, additional payments may be assessed with respect to the shares of Class A Common Stock included in the Registrable Securities in the event that: (i) a resale shelf registration statement has not been declared effective by the Securities and Exchange Commission by the earlier of (a) 60 days following the Issuer’s deadline to file a resale shelf registration statement, or (b) 10 business days after the Securities and Exchange Commission notifies the Issuer that it will not review the resale shelf registration statement, subject to certain potential timing adjustments; or (ii) the resale shelf registration statement is declared effective by the Securities and Exchange Commission but thereafter ceases to be effective prior to the expiration of a designated effective period.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is filed as Exhibit 4.1 to Form 8-K and is incorporated herein by reference.

CUSIP No. 00653Q102	Page 11

(iii) Board Designee Rights Letter Agreement

On November 8, 2019, the Issuer entered into a Board Designee Rights Letter Agreement (the “Board Designee Rights Letter Agreement”) with BMSB, BMFV and the other parties identified therein (collectively, the “BlueMountain Entities”) pursuant to which the BlueMountain Entities or their permitted transferees holding a majority of the outstanding principal amount under the promissory notes made by AdaptHealth Holdings to the BlueMountain Entities (the “BM Notes”) were granted the right, commencing on the date of Closing and ending on the date on which the BM Notes have been paid in full, to designate and nominate for election one person to serve on the Issuer’s board of directors. The BlueMountain Entities appointed Dale Wolf as their designee; Mr. Wolf was elected to serve as a director of the Issuer on November 7, 2019, effective November 8, 2019.

The foregoing description of the Board Designee Rights Letter Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Board Designee Rights Letter Agreement, which is filed as Exhibit 10.5 to Form 8-K and is incorporated herein by reference.

(iv) Lock-Up Agreement

On July 8, 2019 the Issuer entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with BMSB, BMFV and the other parties identified therein pursuant to which such persons agreed not to sell or enter into certain derivative arrangements with respect to certain equity interests of the Issuer and AdaptHealth Holdings for a fixed period of time following the date of Closing.

The foregoing description of the Lock-Up Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, a form of which is filed as Annex H to the Proxy Statement of the Issuer filed with the Securities and Exchange Commission on October 23, 2019 (the “Proxy Statement”) and is incorporated herein by reference.

(v) Third Amended and Restated Credit and Guaranty Agreement.

On March 20, 2019 the Issuer entered into a Third Amended and Restated Credit and Guaranty Agreement (the “Credit and Guaranty Agreement”) with BMSB, BMFV and the other parties identified therein pursuant to which such persons agreed to provide a revolving credit facility (the “Facility”) to the Issuer. Extensions of credit under the Facility are subject to certain requirements and customary conditions, including the grant of a security interest in certain assets of the Issuer to the lenders under the Facility.

The foregoing description of the Credit and Guaranty Agreement is a summary only and is qualified in its entirety by reference to the Credit and Guaranty Agreement, Amendment No. 1 to the Credit and Guaranty Agreement dated as of August 22, 2019 by and among the parties identified therein and Amendment No. 2 to the Credit and Guaranty Agreement dated as of November 8, 2019 by and among the parties identified therein, which are filed as Exhibit 10.6, Exhibit 10.7 and Exhibit 10.8, respectively, to Form 8-K and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated November 18, 2019, attached as Exhibit 1 hereto.

2.	Merger Agreement dated as of July 8, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 2.1 to Form 8-K).

3.	Amendment No. 1 to the Merger Agreement dated as of October 15, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 2.2 to Form 8-K).

4.	Registration Rights Agreement dated as of November 8, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 4.1 to Form 8-K).

5.	Board Designee Rights Letter Agreement dated as of November 8, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 10.5 to Form 8-K).

6.	Lock-Up Agreement dated as of July 8, 2019 by and among the parties identified therein (incorporated herein by reference to Annex H to the Proxy Statement).

7.	Third Amended and Restated Credit and Guaranty Agreement dated as of March 20, 2019 by and among the parties identified therein (incorporated hereby by reference to Exhibit 10.6 to Form 8-K).

CUSIP No. 00653Q102	Page 12

8.	Amendment No. 1 to Third Amended and Restated Credit and Guaranty Agreement dated as of August 22, 2019 by and among the parties identified therein (incorporated hereby by reference to Exhibit 10.7 to Form 8-K).

9.	Amendment No. 2 to Third Amended and Restated Credit and Guaranty Agreement dated as of November 8, 2019 by and among the parties identified therein (incorporated hereby by reference to Exhibit 10.8 to Form 8-K).

CUSIP No. 00653Q102	Page 13

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: November 18, 2019

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BMSB L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN MASTER FUND L.P.
BY: BLUEMOUNTAIN FOINAVEN GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

CUSIP No. 00653Q102	Page 14

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)